
SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C. 186 SECTION



07006800

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49418 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**BNY Trading LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**32 Old Slip**
(No. and Street)

| **New York** | **NY** | **10286** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Thomas Pastore** **212-804-5067**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
APR 13 2007
THOMSON FINANCIAL

**CHECK ONE:**
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Thomas Pastore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Signature

Chief Financial Officer
Title

JUDITH FRANCIS
Notary Public, State of New York
No. 01FR6092934
Qualified in Nassau County
Commission Expires May 27, 2007

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

BNY Trading LLC
(A wholly-owned subsidiary of The Bank of New York)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

# BNY Trading LLC

(A wholly-owned subsidiary of
The Bank of New York)

## Statement of Financial Condition

December 31, 2006

## Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Managers and Member of
BNY Trading LLC

We have audited the accompanying statement of financial condition of BNY Trading LLC (the "Company"), a wholly-owned subsidiary of The Bank of New York, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of BNY Trading LLC at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 22, 2007

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

## Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash on deposit with Parent | $ 5,934 |
| Securities purchased under resale agreements with Parent | 13,964,142 |
| Due from broker | 5,469,292 |
| Tax receivable from Parent | 392,710 |
| Total assets | $19,832,078 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Due to Parent | $ 5,552,176 |
| Other liabilities | 22,203 |
| Total liabilities | 5,574,379 |
| | |
| Member's equity | 14,257,699 |
| | |
| Total liabilities and member's equity | $19,832,078 |

*See accompanying notes.*

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

# Notes to Statement of Financial Condition

December 31, 2006

## 1. Organization

BNY Trading LLC (the "Company"), a New York indefinite lived limited liability company, is a wholly-owned subsidiary of The Bank of New York (the "Parent") and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and the Pennsylvania Securities Commission. The Company was created on June 7, 1996 for the purpose of trading foreign currency options on the Philadelphia Stock Exchange (the "Exchange"). The Parent is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY").

The Company executes foreign currency option transactions on behalf of the Parent. The Parent is the sole member of the Company and the Parent shall not have any liability for any debts, obligations, or liabilities of the Company.

The Company clears its securities transactions on a fully disclosed basis through Calyon Financial Inc. (the "clearing broker").

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

**2. Summary of Significant Accounting Policies (continued)**

**Securities Purchased Under Agreements to Resell**

Securities purchased under agreements to resell, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell. The counterparty is the Parent, which is a primary dealer of U.S. government securities and is a large financial institution. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited when deemed appropriate. At December 31, 2006, the Company held collateral with a fair market value of $13,912,581 pursuant to these transactions.

At December 31, 2006, the Company did not pledge or otherwise use as collateral, securities purchased under resale agreements.

**Interest**

Interest on collateralized financing transactions and are accounted for on an accrual basis.

**3. Due From Broker**

Due from broker consists of cash on deposit with the clearing broker. The amount due to or from the clearing broker fluctuates daily with the market value of the foreign currency options executed on behalf of the Parent. The clearing broker is a member of the major securities exchanges and the Company monitors the credit standing of such broker.

**4. Income Taxes**

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income taxes are calculated based on the expected liability or benefit BNY will incur or receive as a result of the Company's operations. The amount of current tax expense or benefit

**4. Income Taxes (continued)**

calculated is either remitted to or received from the Parent, pursuant to the tax sharing agreement.

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there were no deferred tax assets or liabilities at December 31, 2006. The Company has a tax receivable from the Parent of $392,710, which represents their share of the tax benefit recognized by the Parent upon consolidation, $141,565 of the receivable balance is a result of the Company's current year operating loss. The current tax loss generated by the operating loss will be used by the Parent upon consolidation and as such will not be carried forward.

**5. Related Party Transactions**

Due to Parent primarily includes overnight funding from the Parent required to meet broker margin requirements for their positions, and the unpaid portion of the related party service expense.

Options transactions are executed with the Exchange on behalf of the Parent.

The Parent has entered into a contract with Susquehanna Trading dated July 1, 2004 related to a derivative trading joint venture. Under this contract, expenses such as staffing, facilities, processing, and administrative support for the Exchange floor traders are incurred by the Parent and charged to the Company. The related party service expense includes all expenses related to trade execution of the Company's transactions on the Exchange which are direct obligations of Susquehanna Trading. At December 31, 2006, $332,884 was payable and included in due to Parent on the statement of financial condition related to this agreement. All expenses are recorded on an accrual basis.

**6. Fair Value Information**

Financial Accounting Standards Board Statement 107, Disclosure About Fair Value of Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the statement of financial condition.

At December 31, 2006, all of the Company's assets and liabilities were carried at either market or fair value, or at amounts that approximate such values. Assets and liabilities carried at contractual amounts that approximate fair value include due from broker and due to Parent. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments.

**7. Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements in accordance with the aggregate indebtedness method of this rule which requires that the Company maintain minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain restrictions, notification and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2006, the Company had net capital of $13,859,055 which was $13,487,430 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

END